Exhibit 99.20

BlastGard® International Reports Second Quarter 2006 Results

CLEARWATER, FL — August 10, 2006 — BlastGard International, Inc. (OTCBB; BLGA) has reported its financial results for the second quarter ended June 30, 2006. With the commercialization of BlastWrap®, the Company’s core product, BlastGard has successfully transitioned from a development-stage company to an operational-stage company, and expects to generate revenue from future growth.

During the second quarter of 2006, revenues were $486,305, up from $1,384 during the same period the year before, due primarily to sales of BlastWrap, a now fully commercialized, GSA Advantage®-approved product. The Company’s net loss in the second quarter of 2006 was $483,097, or $0.02 per share, based on the weighted average of 22,335,913 shares outstanding. This is compared to a net loss of $588,731, or $0.03 per share, reported in the second quarter of 2005, based on the weighted average of 21,873,292 shares outstanding. The decrease in net loss from year to year is also attributable to the increase in BlastWrap sales.

“This second quarter marked an important transition for BlastGard. Our patent-pending blast-mitigating technology, BlastWrap, and our BlastGard Mitigating Trash Receptacles® (MTR) have been designated Qualified Anti-Terrorism Technologies (QATT) and placed on the ‘Approved Products List for Homeland Security,’” said James Gordon, Chief Executive Officer of BlastGard. “As a result, we have many field tests of BlastWrap in progress. We believe that BlastWrap provides unequaled protection from blast effects and post-blast fires, and successful completion of these field tests could lead to significant revenue-generating opportunities for the remainder of 2006.”

BlastGard’s Form 10-QSB for the quarter ended June 30, 2006, available on the corporate Web site, describes the Company’s recent developments. Some of the highlights also appear below:

•	In March 2006, the United Kingdom Ministry of Defence’s (MoD) Defence Ordnance Safety Group (DOSG) agreed to proceed with testing of BlastGard’s BlastWrap as the key ingredient in a new class of Insensitive Munitions (IM) packaging solutions. This novel packaging system is designed to prevent mass detonation in ammunition storage and transport by eliminating sympathetic detonation, which occurs when one detonating weapon initiates a chain reaction. With U.K. MoD funding in place to support the testing and manufacture of the products, management believes that successful test results in the coming months would be a monumental achievement for the Company, allowing it to incorporate its technology into the United Kingdom military, establishing an important precedent for other militaries.

•	In June 2006, BlastGard introduced a new line of aviation products. In accordance with a five-year alliance agreement with Nordisk Aviation Products, Inc. signed in October 2005, BlastGard combined its BlastWrap blast-mitigating technology with Nordisk’s LD3 containers to create superior blast-mitigating products for the air cargo and unit loading device (ULD) market. ULDs are pallets and containers used to load luggage, freight and mail onto wide-body aircraft.

•	Also in June 2006, BlastGard introduced a new product for Homeland Security. The Pipe-Bomb Mitigator™ (PBM) is a ring-and-blanket system that can be rapidly placed, by one person, over any small IED, such as a pipe bomb, grenade, cluster bomblet or one-pound TNT bare charge.

•	In July 2006, the Company introduced a new product for Airport Security. The BlastGard Mitigated-Bomb Receptacle™ (MBR 300) provides airport security personnel with an effective tool if/when an explosive is discovered. The MBR 300 dramatically contains and protects against all lethal threats posed by the detonation of an improvised explosive device.

Also during the first six months of 2006, BlastGard has initiated new strategic initiatives and partnerships, and made significant progress on ongoing projects. Some of the notable achievements appear below:

•	On September 8, 2005, BlastGard entered into an agreement to develop required blast-mitigated internal systems for the RE:NEW project for Media Metrica Ltd. of London. Tests on the Phase II Module were completed in March 2006. Additional design modifications and the conclusion of Phase III testing should be completed by the end of August 2006.

•	In early 2006, BlastGard submitted significant proposals to its representatives in Nigeria for quotation to the Nigerian Army, which had requested from BlastGard new IM packaging solutions, training support and more. BlastGard had previously conducted a series of successful demonstrations for the Nigerian Army Ordnance Corps (NAOC), proving BlastWrap’s effectiveness. Nigerian government funding for the initial BlastWrap contract is in place, and contract negotiations are expected to be concluded in the third quarter of 2006.

•	In late 2005, to assess the vulnerability of oil and gas pipelines to explosive attack, the Company conducted a series of explosive tests in Bakersfield, CA. The oil pipe line test showed the ability of BlastWrap to prevent shock holing, indicating its application to many products, including aircraft fuselages, bridge pillars, suspension cables for bridges, electricity substations and “hardened” buildings. BlastGard has successfully proposed a pipeline protection system with a technology partner and expects to receive a contract to proceed with Phase I of this funded development by the end of the third quarter of 2006.

•	The Company has been working on the further development of a series of products for vehicle protection and improved blast-mitigation protection of barriers, walls, revetments and bunkers (including overhead protection from inbound mortars) for the U.S. military. BlastGard has coordinated in these efforts with Geocell Systems, Inc. of San Francisco, CA, and Colt Rapid Mat LLC of Hartford, CT. The Company anticipates that its highly instrumented vehicle blast testing will be concluded at the King Abdullah Design and Development Bureau (KADDB) in Amman, Jordan in the fourth quarter of 2006.

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The November Group, Ltd., in accordance with an agreement with Howard Safir, a former BlastGard board member, has been working with the Australian Department of Defence’s (DoD) Defence Science and Technology Organisation (DSTO). The DSTO is

moving toward the testing of the PBM, as well as the MBR and MTR, in the near future, and substantial efforts are underway to attain Australian DoD approval for the use of these unique BlastGard products. The DSTO is also testing BlastWrap in several additional classified applications.

•	Additional research and testing, mostly classified, is also underway at companies such as SRI International, the U.S. Army at Huntsville, AL, Sandia National Laboratory, VSE Corporation, Bell Labs, The Protection Group, the Army Transportation Command, the Redstone Arsenal, and others.

•	Furthermore, as a member of the Defence Ordnance Technology Consortium (DOTC) and the National Warheads and Energetics Consortium (NWEC), BlastGard is actively involved in the pursuit of numerous initiatives, including funded projects focusing on IM-compliant packaging. These projects, in which the DOTC and NWEC are highly interested, will be BlastGard’s target area for 2007.

About BlastGard International, Inc.

BlastGard International, Inc. creates, designs, develops, manufactures and markets proprietary blast mitigation materials. The Company’s patent-pending BlastWrap® technology effectively mitigates blast effects and suppresses post-blast fires. This unique technology can be used to create new, finished products or be used to retrofit to existing products. While the need for this technology has always been present, the security and safety concerns resulting from the September 11, 2001 acts and the subsequent development of Homeland Security make the timing of the Company’s emergence even more important. The Company’s core market focus is on blast effects mitigation for the commercial sector, military, law enforcement and government agencies. BlastWrap® is based upon well-defined principles and suppresses blast pressures by 50% or more. BlastWrap® products are made from two flexible films arranged one over the other and joined by a plurality of seams filled with attenuating filler material (volcanic glass bead or other suitable two-phase materials), configurable (designed for each application) with an extinguishing coating that offers a revolutionary blast protection system against Blast & Fire/burn threats. BlastWrap® is a blast mitigation assembly that can be wrapped around or conform to any shape. BlastWrap® is a concept (not a chemical compound) from which blast protection products are built to save lives and reduce damage to valuable assets from explosions. Additional information on BlastGard can be found at http://www.blastgardintl.com.

``Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are forward-looking statements that involve a number of risks and uncertainties. It is possible that the assumptions made by management are not necessarily the most likely and may not materialize. In addition, other important factors that could cause actual results to differ materially include the following: the Company’s ability to market its products; the Company’s ability to obtain additional funding; the Company’s ability to obtain regulatory approvals on new products, the general economy; competitive factors; ability to attract and retain personnel; the price of the Company’s stock; and other risk factors. The Company takes no obligation to update or correct forward-looking statements.

Company Contact:	Investor Relations Contact:
BlastGard International, Inc.	The Investor Relations Group
Michael J. Gordon	Antima “Taz” Sadhukhan or Michael Crawford
(727) 592-9400	(212) 825-3210
Media Contact:
Mike Graff
(212) 825-3210